Filed By First Trust Strategic High Income Fund II
                          Pursuant to Rule 425 under the Securities Act of 1933,

                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                         Subject Company: First Trust Strategic High Income Fund
                                                  Commission File No.: 811-21756
                     Subject Company: First Trust Strategic High Income Fund III
                                                  Commission File No.: 811-21994




PRESS RELEASE                                 SOURCE:  First Trust Advisors L.P.



            FIRST TRUST STRATEGIC HIGH INCOME FUNDS' BOARDS APPROVE REORGANIZATION OF THREE FUNDS; REVERSE STOCK SPLIT FOR SURVIVING FUND

WHEATON, IL, - (BUSINESS WIRE) - April 19, 2011 - First Trust Advisors L.P. ("FTA") announced today that the Boards of Trustees of First Trust Strategic High Income Fund (NYSE: FHI), First Trust Strategic High Income Fund II (NYSE:
FHY) and First Trust Strategic High Income Fund III (NYSE: FHO), closed-end funds (each a "Fund") managed by FTA, approved the reorganization of each of FHI and FHO, with FHY. FHY will be being the surviving Fund.

     Under the terms of the proposed reorganizations, which are expected to be tax-free, the assets of FHI and FHO will be transferred to, and the liabilities of FHI and FHO will be assumed by, FHY in exchange for shares of FHY. The FHY shares would then be distributed to FHI and FHO shareholders and the separate existence of FHI and FHO would cease. The reorganizations are subject to certain conditions, including that each reorganization be approved by the shareholders of FHI and FHO, respectively, and that the shareholders of FHY approve the issuance of additional FHY shares in connection with the reorganizations. The consummation of the reorganizations of each of FHI and FHO are not conditioned on the approval of the shareholders of the other Fund. If a reorganization occurs, each transaction would occur based on the relative net asset values of FHI, FHO and FHY.

     FTA also announced today that the Board of Trustees of FHY approved a 1-for-3 reverse stock split, which is expected to be completed upon the consummation of one or both of the reorganizations, as applicable.

FHY's shares would trade on a split-adjusted basis under a new CUSIP number at that time. The reverse stock split will result in every three outstanding shares being converted into one share, thereby reducing the number of FHY shares outstanding prior to the reorganizations. Fractional shares will be issued in the reverse stock split. Once the reverse stock split is complete, each FHY shareholder's account will reflect fewer shares with a higher net asset value and market price per share.

     It is currently expected that the reorganizations will be concluded in the third quarter of 2011, subject to requisite shareholder approvals and all regulatory requirements and customary closing conditions being satisfied. More information on the proposed reorganizations will be contained in proxy materials that the Funds anticipate filing in the coming weeks.

     Each Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, each Fund seeks to provide capital growth. Each Fund pursues these investment objectives by investing up to 100% of its managed assets in a diversified portfolio of high income producing securities that the investment sub-advisor believes offer attractive yield and capital appreciation potential.

     FTA, the investment advisor for each Fund, along with its affiliate First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management, financial advisory services, and municipal and corporate investment banking, with collective assets under management or supervision of approximately $48 billion as of March 31, 2011 through closed-end funds, unit investment trusts, mutual funds, separate managed accounts and exchange-traded funds.

     Brookfield Investment Management Inc., the investment sub-advisor for each Fund, is a global investment advisor focused on specialized equity and fixed income securities investments. The firm is a subsidiary of Brookfield Asset Management Inc., a leading global asset manager with over $100 billion in assets under management as of March 31, 2011 and over 100 years of experience in the property, power and infrastructure industries. Brookfield Investment Management Inc. is an SEC registered investment advisor, and with its affiliates had approximately $23 billion in assets under management as of March 31, 2011. Headquartered in New York, the firm maintains offices and investment teams in Chicago, Boston, London, Hong Kong, Sydney and Toronto.


ADDITIONAL INFORMATION ABOUT THE PROPOSED REORGANIZATIONS AND WHERE TO FIND IT

     This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Funds; nor is this press release intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect each reorganization may only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission ("SEC").

     This press release references a Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by the Funds. That Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.

     The Funds, FTA, FTP and their respective directors, trustees, officers and employees, and other persons may be deemed to be participants in the solicitation of proxies with respect to these proposed reorganizations. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds', FTA's and FTP's respective directors, trustees, officers and employees by reading the Joint Proxy Statement/Prospectus regarding the proposed reorganizations when it is filed with the SEC.

     INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATIONS. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONSTITUTE NEITHER AN OFFER TO SELL SECURITIES, NOR WILL IT CONSTITUTE A SOLICITATION OF AN OFFER TO BUY SECURITIES, IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

     Investors may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by calling FTA toll-free at (800) 621-1675.

FORWARD LOOKING STATEMENTS

     Certain statements made in this news release that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of FTA and the Funds managed by FTA and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FTA and the Funds managed by FTA undertake no responsibility to update publicly or revise any forward-looking statements.



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CONTACT:  Jeff Margolin - (630) 915-6784


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CONTACT:  Jim Dykas - (630) 517-7665


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SOURCE: First Trust Advisors L.P.